Via Facsimile and U.S. Mail
Mail Stop 6010

June 2, 2008

Michael W. Bell
Chief Financial Officer
CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, Pennsylvania 19192

> **Re:** **CIGNA Corporation**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 001-08323**

Dear Mr. Bell

      We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended March 31, 2008

Notes to the Consolidated Financial Statements

Note 7 – Fair Value Measurements, page 11

1.   You disclosed that fair values for $8 billion of your level two fixed maturities and equity securities are provided by an independent pricing service and quotes for $504 million of your level three securities are provided by independent securities

brokers.   It appears to be the case from the disclosure that the pricing service/securities brokers determine fair value rather than management:

- If this is not the case, please revise your disclosure to clarify.
- In either case, please describe the techniques and disclose the assumptions used to determine fair value.

Further, while you are not required to indicate or infer that the independent pricing service/securities brokers determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

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Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Michael W. Bell
CIGNA Corporation
June 2, 2008
Page 3

        You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or Mary
Mast, Senior Accountant at (202) 551-3613 if you have any questions regarding the
comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant